As filed with the Securities and Exchange Commission on April 1, 2026.

Registration No. 333-292464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-effective Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VSEE HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	8000	86-2970927
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

980 N Federal Hwy

Suite 304

Boca Raton, FL 33432
(561) 672-7068
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Milton Chen
Chairman and Co-Chief Executive Officer

VSee Health, Inc.

980 N Federal Hwy

Suite 304

Boca Raton, FL 33432
(561) 672-7068
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

M. Ali Panjwani, Esq.
Pryor Cashman LLP
7 Times Square
New York, New York 10036-6569
Telephone: (212) 326-0846
Fax: 212-326-0806

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of VSEE Health, Inc. (File No. 333-292464) (the “Registration Statement”) is being filed as an exhibits-only filing solely to include the consents of WWC, P.C. and WithumSmith+Brown, P.C. with respect to their reports dated March 31, 2026 and August 28, 2025, respectively, relating to the consolidated financial statements of VSEE Health, Inc. contained in its Annual Report on Form 10-K for the year ended December 31, 2025, filed herewith as Exhibits 23.1 and 23.2, respectively. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and Exhibits 23.1 and 23.2. The reports of WWC, P.C. and WithumSmith+Brown, P.C. were filed in the Prospectus Supplement No. 2 dated April 1, 2026 filed pursuant to Rule 424(b)(3). The prospectus, as supplemented, and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Exhibit No.	Description
23.1	Consent of WWC, P.C., the Company’s current independent registered public accounting firm
23.2	Consent of WithumSmith+Brown, PC, the Company’s prior independent registered public accounting firm

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this post-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City Boca Raton, Florida, on April 1, 2026.

VSEE HEALTH, INC.

By:	/s/ Dr. Milton Chen
Dr. Milton Chen Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed by the following persons in their capacities and on the dates indicated.

Signature	Title	Date

/s/ Dr. Milton Chen	Co-Chief Executive Officer and Chairman	April 1, 2026
Dr. Milton Chen	(Principal Executive Officer)

*	Co-Chief Executive Officer and Director	April 1, 2026
Dr. Imoigele Aisiku

*	Chief Financial Officer	April 1, 2026
Jerry Leonard	(Principal Financial and Accounting Officer)

*	Director	April 1, 2026
Kevin Lowdermilk

*	Director	April 1, 2026
Scott Metzger

*	Director	April 1, 2026
Colin O’Sullivan

*	Director	April 1, 2026
Cydonii V. Fairfax

*	Director	April 1, 2026
David L. Wickersham

* By:	/s/ Dr. Milton Chen
Dr. Milton Chen Attorney-in-fact

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